

August 11, 2009

Ms. Sallie B. Bailey
Vice President and Chief Financial Officer, Ferro Corp.
1000 Lakeside Ave.
Cleveland, OH 44114

Re: **Ferro Corporation**
             Form 10-K for the year ended December 31, 2008
             Definitive Proxy Statement, March 24, 2009
             Form 10-Q for the quarter ended March 31, 2009
             File No. 1-584

Dear Ms. Bailey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 3 - Legal Proceedings, page 14

1. In future filings please provide the information required by Item 103 of Regulation S-K. Specifically, please name the court and identify the principal parties for the several civil lawsuits naming you as a defendant which relate to the conduct the Department of Justice previously investigated.

Ms. Sallie B. Bailey
Ferro Corp.
August 11, 2009
Page 2

2. We note that currently no penalty has been assessed by the New Jersey Department of Environmental Protection and you are currently in negotiations regarding these potential penalties. In future filings, if material, please disclose the potential range of loss related to these penalties.

Results of Operations, page 20

3. In future filings when you cite multiple reasons for changes in your segment operating results, please quantify these individual factors. As an example, we note that your Performance Coatings sales increased as a result of a growth in sales of tile products which offset a decline in sales of porcelain enamel products.

Liquidity Requirement, page 31

4. Given that you did not generate positive cash flows from operations for the year ended December 31, 2008 and the first quarter ended March 31, 2009, please enhance your discussion in future filings to address the impact of generating continuing negative cash flows from operations and its effect on your ability to meet your liquidity requirements. We also note in your first quarter disclosure that your level of debt and debt service requirements could have important consequences to your business operations and uses of cash flows. In future filings please further explain this statement to clearly identify the potential consequences and how you intend to address them.

Critical Accounting Policies

Income Taxes, page 32

5. In future filings please disclose the amounts and expiration dates for operating loss carry forwards as required by paragraph 48 of SFAS 109. Additionally, we note that you have recorded a valuation allowance against certain state and foreign deferred tax assets. In future filings please enhance your disclosures to include a discussion of the specific items for which your valuation allowance has been provided. We also note your disclosure on page 68 that you had $43.8 million in tax benefits from foreign tax credit carry forwards for tax purposes that can be carried forward for 10 years. Please reconcile this statement with the table of deferred tax assets also presented on page 68.

Valuation of Goodwill and Other Non-amortizing Intangibles, page 36

6. It appears that any additional impairment of your goodwill may have a significant impact on your results. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:

    * A quantitative discussion of each of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
    * A qualitative and quantitative discussion of any reporting units that are at risk for impairment;
    * How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes;
    * Quantitative information regarding any significant known trends;
    * Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Exhibit 10.1 – Fourth Amendment to Amended and Restated Credit Agreement

7. In your next Exchange Act filing, please file the Fourth Amendment to the Amended and Restated Credit Agreement, dated March 11, 2009, in its entirety. It appears that Annex II has not been filed yet.

Exhibits 31.1 and 31.2 – Certifications

8. In future filings, please refrain from replacing the word "report" with "annual report" in your Forms 10-K or "quarterly report" in your Forms 10-Q.

Definitive Proxy Statement filed March 24, 2009

Executive Compensation Discussion and Analysis, page 13

9. We note your statement on page 13 that one of the primary objectives of your executive compensation program is to "target executive compensation levels for base salary, annual incentives and long-term incentive compensation at the 50th percentile of the competitive market." In future filings, please identify the companies making up the "competitive market." We note your disclosure of peer companies on page 14 and your statement that the "competitive market provides a larger range of companies and more information regarding the compensation of officers than the data from Ferro's peers companies."

<u>Executive Compensation Process in 2008, page 17</u>

10. We note that the annual incentive awards for the Operating Vice Presidents were weighted 30% on corporate operating income and 70% on the operating profit of the business unit for which they were responsible. To the extent you award annual incentive compensation in this manner in the future, please disclose in future filings the performance goals for the business units, the payouts associated with meeting the threshold, target, and maximum levels of each performance goal, the actual results achieved by the business units, and how you evaluated whether the goals were met. <u>See</u> Item 402(b)(2)(v) and (vi) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2009

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

11. As highlighted in your results of operations discussion beginning on page 26, we note a significant deterioration in net sales, gross profit, and net income during your first quarter. While we note instances were you have highlighted this deterioration in the discussion of your overview and results of operations, it appears that a more robust discussion of the downturn in the overall economy is necessary in order to provide readers with a full understanding of management's views regarding the downturn in the overall economy, its impact on the company and management's plans to address this impact. This discussion should provide detailed information regarding your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment. Please also expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

Capital Resources and Liquidity, page 29

12. We note your disclosures that you were in compliance with the covenants of the 6.50%
Convertible Senior Notes and the Revolving Credit and Term Loan Facility as of the end
of the reporting period and your disclosure that continued weak economic conditions
could impact your financial performance making it more challenging to comply with the
financial covenants. If it is reasonably likely that you may not comply with a material
covenant, please present, for your most significant and restrictive covenants, actual ratios
and other actual amounts versus minimum/maximum rations/amounts required as of each
reporting date. Such presentation will allow investors to more easily understand your
current ability to meet your financial covenants. It may also be necessary to show
specific computations used to arrive at the actual ratios with corresponding
reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the
SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of
Non-GAAP Financial Measures dated June 13, 2003.

As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. Please provide us with a
supplemental response letter that keys your responses to our comments and provides any
requested supplemental information. Detailed letters greatly facilitate our review. Please file
your supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jessica Kane, Attorney, at (202) 551-3235, Jay Ingram, Legal Brach Chief, at (202) 551-3397 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief